SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                Pacer Technology
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   693905200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Theodore M. Elam, Esq.
                    McAfee & Taft A Professional Corporation
                        10th Fl., Two Leadership Square
                          211 N. Robinson, Suite 1000
                         Oklahoma City, Oklahoma 73102
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106                       13D                  Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CYAN Investments LLC
35-2198875
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                      WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   Oklahoma
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         687,327

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                         -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         687,327

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                                 -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    846,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     23.54%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 3 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ellis T. Gravette, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         159,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    687,327
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         159,600

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            687,327
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    846,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      5.46%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 4 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G. Jeffrey Records, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                              -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    687,327
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                              -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            687,327
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    846,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 9420 Santa Anta Avenue, Rancho Cucamonga, CA 91730-6117.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of CYAN Investments LLC, an Oklahoma limited liability company ("CYAN"), together with Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr., the managers of CYAN (collectively, the
"Reporting Persons"). The Reporting Persons are deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

     CYAN is a limited liability company formed under Oklahoma law on March 13, 2003 for the purpose of acquiring shares of the Issuer's Common Stock. CYAN's business address is:

                  501 N.W. Grand Blvd.
                  Oklahoma City, OK  73118

     The managers of CYAN are Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr. Mr. Gravette is a private investor. His business address is 2636 Caminito Tom Morris, LaJolla, CA 92037. Mr. Records is Chairman and Chief Executive Officer of MidFirst Bank, 501 N.W. Grand Blvd, Oklahoma City, OK 73118.

     None of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual Reporting Persons are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     With regard to the shares of Issuer's Common Stock reported herein, 159,600 of the shares are held by Mr. Gravette (including 20,000 shares issuable upon exercise of immediately exercisable, in-the-money options held by Mr. Gravette). Mr. Gravette purchased the shares held by him with personal funds from December 1999 through December 2002. Of the remaining 687,327 shares of Issuer's Common Stock reported herein, 66,667 shares are issuable upon instructions to a third party by the Reporting Persons to exercise warrants beneficially owned by Reporting Persons. The $187,500.93 of funds used to purchase the right to exercise the warrants and receive the underlying shares of Common Stock came out of CYAN's general corporate funds, as did the $3,717,168.70 of funds used to purchase the remaining shares of Common Stock reported herein. CYAN's general corporate funds originated with capital contributions by its members, Mr. Gravette and Records Investments, L.L.C., an Oklahoma limited liability company. CYAN's members contributed such funds pursuant to CYAN's Operating Agreement.

Item 4. Purpose of Transaction.

     The purchases by the Reporting Persons of the shares of Issuer's Common Stock covered hereby were effected with the intent of acquiring a controlling interest in the Issuer and subsequently engaging in a "going private" transaction, pursuant to which Issuer's Common Stock will cease to be publicly traded. On March 25, 2003, the Reporting Persons submitted an offer to acquire the Issuer in a merger transaction, in which the shareholders of the Issuer would receive a merger consideration of not more than $6.00 per share, subject to certain adjustments. The Issuer has not yet responded to the Reporting Persons' offer.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

     CYAN is the beneficial owner of 687,327 shares of the Issuer's Common Stock, representing approximately 23.54% of the shares of Issuer's Common Stock that were issued and outstanding as of February 11, 2003. This includes 66,667 shares issuable upon exercise of warrants benefically held by Reporting Persons. Mr. Gravette and Mr. Records, as managers and members of CYAN, may be deemed to beneficially own 100% of the shares held by CYAN.

     Mr. Gravette owns 159,600 shares of Issuer's Common Stock (including 20,000 shares issuable upon exercise of in-the-money options held by Mr. Gravette), representing approximately 5.46% of Issuer's Common Stock that were issued and outstanding as of February 11, 2003.

     Except for the transactions disclosed on Appendix A, there have been no transactions with respect to shares of the Issuer's Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     An understanding and agreement exists among the Reporting Persons that CYAN will attempt to acquire a controlling number of the shares of the Issuer's Common Stock. Additionally an understanding and agreement exists among the Reporting Persons that (1) Mr. Gravette will contribute the 143,190 shares of Issuer's Common Stock held by him (including 3,590 shares issuable upon exercise of in-the-money options) to an entity that will be formed in connection with the anticipated going-private transaction, and (2) CYAN will contribute its shares of Issuer's Common Stock to the same entity, both in exchange for an equal number of shares of the new entity's Common Stock. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons.

     Other than the items previously reported on Schedule 13D and the items set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the Issuer's securities:

     On April 3, 2003, the Reporting Persons entered into a Purchase Agreement with the Prince Henry Group, L.L.C. ("PHG"), pursuant to which PHG agreed to sell the rights associated with an Issurer warrant (the "Warrant") held by the Prince Henry Group exercisable for 66,667 shares of Issuer's Common Stock (the "Warrant Shares"). Pursuant to the Agreement, the Reporting Persons agreed to pay PHG $187,500.93 in exchange for PHG conveying to the Reporting Persons the right to instruct PHG, upon payment by the Reporting Persons of the exercise price, to exercise the Warrant and, in such event, to convey to the Reporting Persons the Warrant Shares obtained upon exercise of the Warrant. Alternatively, the Reporting Persons have the right to direct PHG to surrender the Warrant for cancellation.

     On April 7, 2003, the Reporting Persons extended the deadline for Issuer to accept the March 25, 2003 offer submitted by Reporting Persons to acquire the Issuer in a merger transaction, in which the shareholders of the Issuer would receive a merger consideration of not more than $6.00 per share, subject to certain adjustments.

Item 7. Materials to be Filed as Exhibits.

     1.   Joint Filing Statement (previously filed).

     2.   Power of Attorney (previously filed).

     3.   Power of Attorney (previoiusly filed).

     4. Purchase Agreement dated April 3, 2003 by and between CYAN Investments LLC and the Prince Henry Group, L.L.C.

     5. Letter dated April 7, 2003 extending time period set forth in March 25, 2003 proposal letter from the Reporting Persons to Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CYAN INVESTMENTS, LLC


                                     By: THEODORE M. ELAM, Attorney-in-fact.
                                         Ellis T. Gravette, Jr., Manager


                                     THEODORE M. ELAM, Attorney-in-fact.
                                     Ellis T. Gravette, Jr.


                                     TODD A. DOBSON, Attorney-in-fact
                                     G. Jeffrey Records, Jr.

                                  EXHIBIT INDEX

Exhibit
  No.        Description                             Method of Filing
  ---        -----------                             ----------------

99.1(A)   Joint Filing Statement                Incorporated herein by reference

99.1(B)   Power of Attorney                     Incorporated herein by reference

99.1(C)   Power of Attorney                     Incorporated herein by reference

99.2 Purchase Agreement dated April 3, Filed herewith electronically 2003 by and between CYAN Investments
          LLC  and  the  Prince  Henry  Group,
          L.L.C.

99.3 Letter dated April 7, 2003 extending Filed herewith electronically time period set forth in March 25,
          2003   proposal   letter   from  the
          Reporting Persons to Issuer.


                                        Appendix A

Transaction Date   Number of Shares                Transaction                     Price
----------------   ----------------                -----------                     -----
    3/24/03               5,800      Purchase from Rosemary Anglin                 $5.75

    3/26/03             593,495      Purchase  from  Ridgestone  Corporation,      $6.00
                                     D.  Stephen  Antion,  as  trustee of the
                                     Antion Trust,  and Christopher S. Kiper,
                                     individually   and  as  trustee  of  the
                                     Kiper Family Trust.

     4/1/03               3,300      Purchase from David T. Gies                   $5.75

     4/2/03               7,065      Purchase from Daniel Anglin                   $5.75

     4/3/03              66,667      Acquisition of right to direct  exercise      $5.75(1)
                                     of  warrant   and   acquire   underlying
                                     shares of Common Stock

     4/8/03              10,000      Purchase from Neville Cook                    $5.75

    4/15/03               1,000      Purchase from Norm Prillaman                  $5.75
---------------

(1) Includes $2.8125 per share purchase price, plus $2.9375 exercise price payable upon instruction to exercise.

                                                                    EXHIBIT 99.2

                               PURCHASE AGREEMENT

     This Agreement is entered into on April 3, 2003 by and between CYAN Investments LLC, an Oklahoma limited liability company ("Buyer"), and The Prince Henry Group, L.L.C., a Delaware limited liability company ("Seller"), with reference to the following:

     A. Seller holds a warrant (the "Warrant") to purchase 66,667 shares (the "Warrant Shares") of common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation ("Pacer"), at an exercise price of $2.9375 per share (the "Exercise Price").

     B. Buyer desires to purchase from Seller, and Seller is willing to convey to Buyer, (i) the right to instruct Seller to exercise the Warrant and, in such event, to convey to Buyer the Warrant Shares obtained upon exercise of the Warrant, or, (ii) in the alternative and at Buyer's sole discretion, to direct Seller to surrender the Warrant to Pacer for cancellation.

     For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Buyer and Seller agree as follows:

     1. Sale of Right to Warrant Shares. Subject to the terms and conditions of this Agreement, Seller agrees to sell to Buyer the Seller's right to acquire all of the Warrant Shares upon full exercise of the Warrant by Seller (such right being referred to herein as the "Right to Warrant Shares"), and Buyer agrees to purchase such Right to Warrant Shares from Seller for an aggregate purchase price (the "Purchase Price") of $187,500.93, or a purchase price per Warrant Share of $2.8125, which per share amount is equal to $5.75 minus the Exercise Price.

     2. Closing. The sale and purchase of the Right to Warrant Shares shall be consummated (the "Closing") at 10:30 a.m., Eastern Standard Time on April 3, 2003 at (or at such other time as Buyer and Seller shall mutually agree). At Closing, the parties shall take all actions and deliver such documents as are reasonably necessary or appropriate to effect the transactions contemplated by this Agreement. Such actions shall include, but not be limited to, the following:

          (a) Buyer shall deliver to Seller, in immediately available funds, the Purchase Price in the amount of $187,500.93.

          (b) Seller shall deliver the following into escrow to be held by MidFirst Bank as Escrow Agent:

               (i) The Warrant;

               (ii) A  completed  and fully  executed  Subscription  to Exercise
                    Warrant Rights, in the form attached to the Warrant, for all of the Warrant Shares (the "Subscription to Exercise");

               (iii)An undated  letter  signed by Seller  addressed to Pacer and directing Pacer to issue the Warrant Shares and deliver the Warrant Shares, when issued, to the Escrow Agent; and

               (iv) A  duly   executed,   undated   Assignment   Separate   from
                    Certificate for all of the Warrant Shares, with signature(s) guaranteed.

     3. No Obligation to Purchase Warrant Shares. Nothing in this Agreement shall require Buyer to deliver Exercise Instructions (as defined below) or to otherwise acquire the Warrant Shares. Buyer may, at any time, provide written instructions to the Escrow Agent (the "Surrender Instructions") to surrender the Warrant for cancellation, in which event the Escrow Agent shall comply with the Surrender Instructions within two business days of the date thereof and, further, shall provide proof of such surrender and cancellation of the Warrant to Buyer immediately thereafter.

     4. Authority to Exercise Warrant. Seller agrees that Buyer may, at Buyer's sole discretion, instruct the Escrow Agent to deliver to Pacer the Subscription to Exercise in connection with the exercise the Warrant for all of the Warrant Shares at any time after the date hereof. Further, Seller agrees that:

          (a) The Escrow Agent shall deliver the Warrant or the Subscription to Exercise to Pacer for exercise of the Warrant only upon receipt of written instructions from Buyer (the "Exercise Instructions") instructing the Warrant Agent to deliver the Subscription to Exercise in connection with the exercise the Warrant for all of the Warrant Shares.

          (b) The Exercise Instructions delivered by Buyer to the Escrow Agent must be accompanied or preceded by delivery to the Escrow Agent of the funds necessary to effect a payment in full of the Exercise Price for all of the Warrant Shares in the aggregate amount of $195,834.31 (the "Exercise Payment"), which shall be made payable to Pacer in immediately available funds.

          (c) No later than two days after receipt by the Escrow Agent of the Exercise Instructions and Exercise Payment, the Escrow Agent shall deliver the Warrant, the Subscription to Exercise and the Exercise Payment to Pacer in order that the Warrant may be duly exercised for all of the Warrant Shares.

          (d) Upon receipt of the Warrant Shares from Pacer, the Escrow Agent shall immediately deliver the certificate or certificates representing the Warrant Shares to Buyer, together with the Assignment Separate from Certificate for the Warrant Shares.

     5.   Seller's   Representations  and  Warranties.   Seller  represents  and
          warrants to Buyer, and this Agreement is made in reliance on the following:

          (a) Seller is the rightful holder of the Warrant and holds the Warrant free and clear of all liens, security interests, claims and other encumbrances.

          (b) Seller is familiar with the business and business prospects of Pacer and has all information it deems necessary and prudent in order to make an informed decision to sell its Right to Warrant Shares.

          (c) Seller is aware that Buyer is negotiating the purchase of additional shares of Pacer's Common Stock from certain third parties and acknowledges that Seller's entering into this Agreement is in lieu of any participation in any subsequent transactions involving the Warrant Shares.

          (d) Seller is a limited liability company duly organized and existing under the laws of the state of its organization, and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

          (e)  The  execution,  delivery and  performance  of this  Agreement by
               Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized in accordance with Seller's Articles of Organization, Operating Agreement and
               applicable law. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally, and subject, as to enforceability, to the general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

     6. Buyer's Representations and Warranties. Buyer represents and warrants to Seller, and this Agreement is made in reliance on the following:

          (a) Buyer is a limited liability company duly organized and existing under the laws of Oklahoma, and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

          (b)  The  execution,  delivery and  performance  of this  Agreement by
               Seller and the consummation by Buyer of the transactions contemplated hereby have been duly authorized in accordance with Buyer's Articles of Organization, Operating Agreement and applicable law. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally, and subject, as to enforceability, to the general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

          (c) Buyer, together with its representatives, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks associated with acquiring the Right to Warrant Shares.

     7. Specific Performance. Seller acknowledges and agrees that, in the event of any breach of this Agreement by Seller, Buyer would be irreparably and immediately harmed and could not be made whole by monetary damages alone. Accordingly, Seller agrees that Buyer, in addition to any other remedies to which it may be entitled in law or equity, and not in limitation thereof, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and/or to compel specific performance of this Agreement. Seller hereby waives any requirements for the securing or posting of any bond in connection with such remedies.

     8.   Miscellaneous.

          (a) Further Assurances. Each party shall cooperate and give such further written assurances as may be reasonably requested by the other party to properly evidence or reflect the transactions contemplated by this Agreement.

          (b) Amendments. No provision of this Agreement may be amended, modified, or waived except by a written agreement signed by Buyer and Seller.

          (c) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which shall constitute only one agreement.

          (d) Expenses; Attorneys' Fees. Each of Buyer and Seller will be responsible for its own legal fees and other expenses. If any legal action or other proceeding is brought for the enforcement of this Agreement, or as a result of any other dispute in connection with any of the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which the prevailing party may be entitled.

          (e) Benefit. There are no intended third-party beneficiaries of this Agreement.

          (f) Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties, their respective heirs, successors, legal representatives and permitted assigns.

     Accordingly, the parties hereto have duly executed this Agreement as of the date first above written.

                                   THE PRINCE HENRY GROUP, L.L.C.

                                   By:     DANIEL J. ANGLIN, JR.
                                   Name:   Daniel J. Anglin, Jr.
                                   Title:  Managing Member

                                   CYAN INVESTMENTS LLC

                                   By:  G. JEFFREY RECORDS, JR.
                                        G. Jeffrey Records, Jr.

                                   By:  E. T. GRAVETTE, JR.
                                        E. T. Gravette, Jr.

                                                          MANAGERS

                                                                    EXHIBIT 99.3

                              CYAN INVESTMENTS LLC
                            501N. W. Grand Boulevard
                             Oklahoma City OK 73118

April 7, 2003


Pacer Technology
9420 Santa Anita Avenue
Rancho Cucamonga, California 91730-6117

                                      Re:   Proposal to Acquire Pacer Technology

Gentlemen:

     This will confirm that the offer contained in our letter of March 25, 2003 will remain in full force and effect, unless earlier accepted or rejected by you, until 5:00 p.m., PDT, on Wednesday, April 23, 2003.

                                       Very truly yours,

                                       CYAN INVESTMENTS LLC

                                       By:   E.T. GRAVETTE, JR.
                                             E.T. Gravette, Jr., Manager